Exhibit 99.5

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Minutes Book

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON MAY 13, 2024

Date, Time and Place: meeting of the Fiscal Council of JBS S.A., held in person on May 13, 2024, at 2 p.m., at the headquarters of JBS S.A. (“Company”), located at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100, in the city and state of São Paulo.

Call Notice: The call notice was emailed to the Fiscal Council members, pursuant to Article 12 of the Fiscal Council Charter.

Attendance: All Fiscal Council members were present, namely Adrian Lima da Hora, José Paulo da Silva Filho, Demetrius Nichele Macei, Orlando Octávio de Freitas Junior, and Patricia da Silva Barros, thereby reaching the necessary quorum for the meeting.

Guilherme Perboyre Cavalcanti, Chief Financial and Investor Relations Officer; Eliseo Santiago Perez Fernandez, Chief Management and Control Officer; Agnaldo dos Santos Moreira Jr., Chief Accounting and Administrative Officer; Louise da Silva Maximo, Accounting Manager; and Beatriz Lopes Alexandre, Corporate Governance Lawyer, also attended the meeting. Fabian Junqueira, Lead Audit and Global Partner of the JBS account; Rafael Santos, Managing Partner; and Denis Zanchin, Senior Audit Manager, all representatives of KPMG Auditores Independentes Ltda. (“KPMG”), also attended the meeting.

Presiding Board: Adrian Lima da Hora, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: (i) election of the Chair of the Fiscal Council for the upcoming term of office; (ii) presentation of an overview of the current market scenario and the operations of the Company and its subsidiaries, including a market overview of the period ended March 31, 2024; (iii) analysis of the Company’s Interim Financial Information accompanied by the Independent Auditor’s Report referring to the period ended March 31, 2024 (“Interim Financial Information”); (iv) discussion about the Independent Auditors’ Report on the Interim Financial Information (“Independent Auditor’s Report”) with the representatives of KPMG Auditores Independentes Ltda. (“KPMG”); and (v) discussion and resolution on the Fiscal Council’s opinion on the Interim Financial Information.

Discussions and Resolutions:

(i) at the start of the meeting, the Fiscal Council members unanimously resolved, with abstention of Adrian Lima da Hora, to elect as Chair of the Fiscal Council, Adrian Lima da Hora, Brazilian citizen, married, business administrator, holder of identification document (RG) number 3789, issued by CRA/PE, and inscribed in the register of individual taxpayers (CPF/ME) under number 372.365.394-49, resident and domiciled in the city and state of São Paulo, with business office at Avenida Marginal Direita do Tietê, nº 500, Bloco I, Térreo, Vila Jaguara, CEP 05118-100, for a term of office ending at the Annual Shareholders’ Meeting that will resolve on the Financial Statements for the fiscal year to end on December 31, 2024;

(ii) then, Guilherme Perboyre Cavalcanti presented an overview of the operations of the Company, its subsidiaries, and the market for the period ended March 31, 2024.

The Fiscal Council members asked questions, which were duly answered by Guilherme Perboyre Cavalcanti.

(iii) subsequently, the Fiscal Council members discussed with the accounting area their remarks after reading the Interim Financial Statements, whose copies were made available on the Diligent portal prior to the meeting. During the analysis of the Interim Financial Information, Eliseo Santiago Perez Fernandez, Agnaldo dos Santos Moreira Jr. and Louise da Silva Maximo presented to the Board members their remarks on key items of the Interim Financial Statements and on the remarks made by the Board members themselves.

The Fiscal Council members asked questions about the Interim Financial Statements, which were clarified by Eliseo Santiago Perez Fernandez, Aguinaldo dos Santos Moreira Jr. and Louise da Silva Maximo;

(iv) then, Rafael Santos presented the work performed by KPMG concerning the Interim Financial Statements, underscoring the independence, communications required by auditors, the fact they did not diverge with the Company’s management, and that, based on the audit work carried out, no evidence was identified regarding fraud or errors, conflicts of interest, significant deficiencies or materials weaknesses in internal controls, and that the contingency processes were reviewed by the independent auditors based on applicable review rules. Additionally, Rafael Santos stated that they did not identify any overall matter that could impact KPMG’s professional independence, that KPMG had access to all requested information, and that they did not identify material adjustments to be made upon completion of the audit work. All questions asked by the Fiscal Council members were duly answered by Rafael Santos and Fabian Junqueira.

(v) After the aforementioned facts, the Fiscal Council members declared that, when performing their legal and statutory duties, they examined the Company’s Earnings Release and Interim Financial Statements for the period ended March 31, 2024, to be approved by the Company’s Board of Directors. Based on this review and the information and clarifications received during the period, as well as the draft version of KPMG’s review report on the Interim Financial Statements, to be issued without reservations on May 14, 2024, the Fiscal Council stated it had not gained awareness of any additional fact or evidence of fraud or errors that would lead it to believe the aforementioned interim financial statements do not reflect, in all material respects, the information contained therein, therefore deeming they are fit to be disclosed by the Company after approval by the Board of Directors.

Lastly, the Fiscal Council members approved the content of the Fiscal Council’s Report on the Interim Financial Statements for the period ended March 31, 2024 and will issue the report after the approval of the disclosure of the Interim Financial Statements by the Company’s Board of Directors and the issue of the Auditor’s Report.

Minutes in Summary Form: The Fiscal Council authorized the drawing up of these minutes in the summary format and their publication, with the omission of the signatures of the attendees, pursuant to Article 130, Paragraphs 1 and 2 of Brazilian Corporate Law.

Closure: There being no further business to address, the Chair offered the floor to anyone who wished to speak and, as no one did, the meeting was adjourned for the drawing up of these minutes, which were then read, approved, and signed by all attendees.

São Paulo, May 13, 2024.

Adrian Lima da Hora		Milena Hitomi Yanagisawa
Chair		Secretary

Attending Board Members:

Adrian Lima da Hora		José Paulo da Silva Filho
Demetrius Nichele Macei		Orlando Octávio de Freitas Junior
Patricia da Silva Barros

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